[Letterhead of Stoneridge, Inc.]

November 20, 2009

BY EDGAR (CORRESPONDENCE)
Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
CF / AD5
100 F Street, N.E.
Washington, DC 20549-3561

Re:	Stoneridge, Inc. File Number: 001-13337 Form 10-K for the year ended December 31, 2008 Form 10-Q for the quarterly period ended June 30, 2009

Dear Ms. Shenk:

We refer to the comment letter, dated October 14, 2009, from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Form 10-K for the fiscal year ended December 31, 2008 of Stoneridge, Inc. (the “Company”) filed with the Commission on March 16, 2009 (the “Form 10-K”), and the Form 10-Q for the quarter ended June 30, 2009 of the Company filed with the Commission on August 6, 2009 (the “Form 10-Q”).

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and the Company has set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis
Overview, page 17

1.
Reference is made to the fourth paragraph in the Overview section where you solely disclose the impact on fiscal 2008 earnings per share of the restructuring expenses and non-cash deferred tax asset valuation allowance. In this regard, as fiscal 2007 also had restructuring expenses and a deferred tax asset valuation allowance as disclosed in notes 5 and 12 of the notes to the consolidated financial statements, please also address the earnings per share impact on each of the reporting periods for all items for consistency and comparability between each period.

Response:

The Company will disclose the earnings per share impact on both current and prior periods as applicable, beginning with the Company’s Form 10-K filing for the year ended December 31, 2009.

2.
Reference is made to the table on page 18 where you present a non-GAAP financial performance measure for “Adjusted net income before restructuring related expenses and other non-recurring items” and its related earnings per share amounts.  Please delete these non-GAAP performance measures, as it appears that you do not meet the conditions as provided in Rule 10(e)(1)(ii)(B) of Regulation S-K.  For example, you had multiple restructuring charges and changes in the deferred tax asset valuation allowance that have been recognized in a number of fiscal years as disclosed in notes 5 and 12 of the notes to the consolidated financial statements.  Therefore, with similar charges that have occurred within the prior two years and similar or other charges being reasonably likely to occur within two years, please delete this non-GAAP financial performance measure presentation.

Response:

The Company will remove this table from its Form 10-K filing for the year ended December 31, 2009.  Non-GAAP measures in future filings will only be provided if the conditions set forth in Rule 10(e)(1)(ii)(B) are satisfied.

Results of Operations, page 19

3.	Generally, we believe your disclosure in annual and quarterly filings, as appropriate, could be more fulsome and meaningful in the following respects:
a.
On an overview basis, address the significant factors that affect the results of each segment and that cause results to differ between the segments.  We believe providing these disclosures will help investors better understand your operations and contributions by each segment to your results.

b.
Quantify the effect of each factor cited in each comparison of results presented, accompanied by an analysis of the underlying reasons at the appropriate level of detail.  Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Codification of Financial Reporting Releases for guidance.  If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, as well as the basis for your belief that the cited item is a material factor.

c.
Quantify the contribution by each segment to each consolidated expense item for each period presented to enable readers to have a better understanding of the relative impacts of the segments on your consolidated results.

d.
Describe and quantify each component of cost of goods sold, accompanied by an appropriate level of analysis.  We believe this will enable readers to have a better understanding of this material component of your results and provide relative magnitude of the underlying drivers affecting it.

e.
Disclose the relative impact of each factor cited affecting cost of goods sold on a percentage of sales basis so that the magnitude of each on the variance of this ratio is readily apparent to readers.

f.
In citing “product mix” as a reason for variances in your results, whether in terms of revenues or cost of goods sold, expand your disclosure with more specificity and analysis of the changes in mix of products sold to enable a reader to ascertain the underlying reasons and potential trends associated with this factor.  Discuss which products were the primary drivers for the variances and why (for example, the identified products have relatively higher/lower sales prices, cost more or less to produce), the extent to which sales of the different products offered have fluctuated, and the reason why certain products performed better or worse than others.

Response:

a-b)  The Company disclosed in the Overview section of MD&A in its Form 10-Q for the quarter ended September 30, 2009 the significant macroeconomic factor affecting its financial performance and quantified the amount of the factor.  Production volume declines in the Company’s served markets were the primary reason for the variances in net sales for the periods presented.  The disclosure included in the Company’s recently filed third quarter 2009 Form 10-Q was:

Our third quarter 2009 results were negatively affected by the continued decline in the North American and European commercial and North American light vehicle markets as well as the economy as a whole.  Production volumes in North American light vehicle declined by 20.6% during the quarter ended September 30, 2009 when compared to the quarter ended September 30, 2008.  These production volume reductions had a negative effect on our Control Devices segment net sales of approximately $2.1 million.  The commercial vehicle market production volumes in Europe and North America declined by 68.6% and 38.4%, respectively during the current quarter when compared to the prior year third quarter, which resulted in lower net sales for our Electronics segment of approximately $49.1 million.  In aggregate these production declines had an unfavorable effect on our consolidated net sales of approximately $51.2 million for the quarter ended September 30, 2009.  Product pricing had a minimal affect on our current quarter net sales when compared to our net sales for the third quarter of 2008 net sales.

The Company will address and quantify significant factors affecting the results of operations of both of its reportable segments in future periodic filings.

c)  The Company disclosed in the Results of Operations section of MD&A in its Form 10-Q for the quarter ended September 30, 2009 design and development and restructuring costs for each reportable segment.  The disclosure included in the Company’s recently filed third quarter 2009 Form 10-Q was:

Selling, General and Administrative Expenses. Design and development expenses included in SG&A were $6.9 million and $10.2 million for the quarters ended September 30, 2009 and 2008, respectively.  Design and development expenses for our Electronics and Control Devices segments decreased from $6.2 million and $4.0 million for the quarter ended September 30, 2008 to $3.6 million and $3.3 million for the quarter ended September 30, 2009, respectively.  The decrease in design and development costs was a result of our customers delaying new product launches in the near term as well as planned reductions in our design activities. The decrease in SG&A costs excluding design and development expenses was due to lower employee related costs of approximately $4.2 million due to reduced headcount and lower incentive compensation expenses company-wide.  These current quarter cost reductions were primarily due to prior period restructuring initiatives.  Our SG&A costs increased as a percent of sales because net sales declined faster than we were able to reduce our SG&A costs.

Restructuring Charges. Costs from our restructuring initiatives for the quarter ended September 30, 2009 decreased compared to the third quarter of 2008. Costs incurred during the quarter ended September 30, 2009 related to restructuring initiatives amounted to approximately $1.3 million and was comprised of one-time termination benefits.  These restructuring costs were general and administrative in nature and were included in our condensed consolidated statements of operations as restructuring charges.  During the current quarter we consolidated certain marketing and administrative positions at two of our Control Devices facilities and we initiated additional restructuring actions in our Electronics segment in response to the depressed conditions in the European and North American commercial vehicle markets.  Third quarter 2008 restructuring expenses were approximately $4.8 million and were comprised of one-time termination benefits and line-transfer expenses related to our initiative to improve the Company’s manufacturing efficiency and cost position by ceasing manufacturing operations at our Control Devices segment facility in Sarasota, Florida and our Electronics segment facility in Mitcheldean, United Kingdom.  Restructuring expenses of $2.7 million that were general and administrative in nature were included in the Company’s condensed consolidated statements of operations as restructuring charges, while the remaining $2.1 million of restructuring related expenses were included in cost of goods sold.

The Company will address significant expenses affecting both of its reportable segments in future periodic filings.

d-e) The Company’s most significant component of cost of goods sold is direct materials.  The Company disclosed direct materials as a percent of sales on a comparative basis by reportable segment in its Form 10-Q for the quarter ended September 30, 2009.  The Company also disclosed significant factors affecting variations on the percentage between the periods presented.  The disclosure included in the Company’s recently filed third quarter 2009 Form 10-Q was:

Our material cost as a percentage of net sales for our Electronics segment for the quarters ended September 30, 2009 and 2008 was 54.6% and 52.0%, respectively.  This increase is primarily due to lower volume from our military related commercial vehicle products in the current quarter.  Our materials cost as a percent of sales for the Control Devices segment increased from 49.0% for the quarter ended September 30, 2008 to 52.3% for the third quarter of 2009.  Our material costs as a percent of sales increased during the current quarter due to the outsourcing of a stamping operation and minor shifts in product mix.

The Company will address significant factors affecting direct materials as a percent of sales for both of its reportable segments in future periodic filings.

f)  In future periodic filings the Company will disclose the reasons product mix significantly contributes to variances in its results of operations.

Year Ended December 31, 2008 Compared To Year Ended December 31, 2007
Net Sales, page 19

4.	Please explain to us and disclose the reason for the contractual price reductions that negatively affected sales in 2008 and any associated trend.

Response:

The Company’s net sales were not significantly affected by price reductions from long term supply contracts with its customers during the third quarter of 2009.

The Company disclosed on page 10 within section 1A of its Form 10-K under the caption; The prices that we can charge some of our customers are predetermined and we bear the risk of costs in excess of our estimates:

Our supply agreements with some of our customers require us to provide our products at predetermined prices.  In some cases, these prices decline over the course of the contract and may require us to meet certain productivity and cost reduction targets.

Long term supply contracts that include predetermined selling prices and annual productivity based price declines are typical in the transportation industry markets that the Company serves.  The Company expects that future long-term supply agreements with some of its customers could include such pricing requirements.  The Company does not expect the rate of annual price reductions to significantly change in the future.   In the event that the Company becomes aware of a contractual price reduction that will have a significant affect on future periods, the Company will disclose that information in the applicable periodic filing.

5.
Please explain to us and disclose the reason for the loss of sensor product revenue at your Sarasota, Florida facility.  Although we note that you ceased operations of this facility, discuss why the production of the sensor products produced here was not transferred to other facilities or the reason the products were discontinued (for example, due to lack of demand or undesirable profit margin).

Response:

In April 2007, the Company was notified by its sole pressure sensor customer that the customer cancelled all current and future orders for its pressure sensor products because the customer resourced the products with another supplier.  Historically, this product provided low margins to the Company.  As the Company did not expect any future orders for this product, the associated production equipment was disposed of and not transferred to another Company production facility.  The disposal of the equipment did not result in a material income statement event.  The contract for this business was scheduled to expire in June 2009.

We will include disclosure in our 2009 Form 10-K filing substantially to the effect of the following:

Additionally, our 2008 net sales were $3.3 million lower than 2007 net sales due to a customer cancellation of our pressure sensor product at our Sarasota, Florida facility.  The contract for this business was scheduled to expire in June 2009.

Income (Loss) Before Income Taxes, page 22

6.
Please explain to us and disclose the reason for the increase in net income before taxes as a percent of segment revenue (inclusive of intersegment sales) of the electronics segment to 7.3% in 2008 whereas it was only 4.5% and 4.6% in 2007 and 2006, respectively.

Response:

The increase in income before income taxes as a percent of sales from 4.5% for the year ended December 31, 2007 to 7.3% for the year ended December 31, 2008 for the Electronics segment was primarily due to an increase in military related commercial vehicle sales recognized in 2008 compared to 2007.  These sales yielded higher gross margin percentages than most of the Company’s other products.  The Company will disclose factors that significantly affect its results of operations in future periodic filings.

7.
Reference is made to the table on page 22 where you disclose geographic location amounts of income (loss) before income taxes for North America and Europe (and other).  As the amounts herein differ from the amounts of income (loss) before income taxes that you disclose for domestic and foreign operations in note 5 of the notes to the consolidated financial statements, please revise or clarify the reasons for the differences, as appropriate.  Furthermore, in relative proportion to its amounts of net sales, foreign operations are significantly more profitable compared to domestic operations (exclusive of the goodwill impairment charge).  Please expand MD&A for the various significant reasons (quantified as appropriate) that foreign operations are more profitable than domestic operations relative to their respective contributions to net sales.

Response:

The disclosure on page 22 for income (loss) before income taxes regarding geographic location includes a reference to North American profitability.  This disclosure includes the results of operations from both our U.S. and Mexican operations.  The disclosure of income (loss) before income taxes in note 5 of the notes to the consolidated financial statements references domestic profitability.  This disclosure includes the results of U.S. operations only as our Mexican operations are classified as foreign earnings.

The relative proportion of foreign operations being more profitable compared to North American operations is primarily due to corporate interest expense of approximately $21.6 million for the year ended December 31, 2008 negatively affecting the North American income (loss) before income taxes.  In addition, the majority of the Company’s foreign operations are included within the Electronics reportable segment.  The Company’s Electronics reportable segment performed better than the Company’s Control Devices reportable segment for the year ended December 31, 2008, due to the markets the segments serve.  The markets that our reportable segments serve is disclosed within the Company’s Form 10-K in Item 1 Business under the caption; Products.  The Company will add explanatory language identifying the amount of interest expense included within North American income (loss) before income taxes below this table in its Form 10-K filing for the year ended December 31, 2009.

8.
After consideration of the aggregate $69.3 million in impairment and restructuring charges, a loss remains for the controls segment in 2008 whereas there was income for this segment in each of the preceding two years.  Please explain to us and disclose the reason the operations of this segment became unprofitable in 2008 and any associated trend.  It appears this segment was unprofitable on a quarterly basis commencing in the second quarter of 2008, and we note that this segment was not profitable in each of the two 2009 fiscal quarters through June 30.

Response:

The Control Devices reportable segment primarily sells products to the North American light vehicle market.  During 2008, the downturn in the global economy and constraints upon liquidity had a significant negative effect on the North American light vehicle market.  The Company disclosed this effect on the Control Devices reportable segment on page 18 of the Company’s Form 10-K under the caption; Production Levels and Product Mix.  The downturn in this market resulted in a significant decline in net sales and operating profit for the Control Devices segment beginning with the quarter ended June 30, 2008 through the quarter ended June 30, 2009.  In addition to the dramatic volume declines the Company’s restructuring initiatives also adversely affected the Company’s results during this period.

Liquidity and Capital Resources, page 26

9.
Please discuss the comparability of net cash flows of operating activities in terms of cash in your annual and quarterly filings.  In connection with this, it is not clear from your current disclosure how lower accounts receivable balances correlate into cash from operating activities.  Your disclosure should address the reasons and underlying drivers associated with any factors cited.  Further, note that reference to results of operations, as indicated in the Form 10-Q for June 30, 2009, prepared on the accrual basis of accounting, may not provide a sufficient basis for a reader to analyze changes in cash flow of operating activities in terms of cash.  Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.  Please provide us with a copy of your disclosure revised in consideration of the above.

Response:

The Company disclosed in its Form 10-Q for the quarter ended September 30, 2009, the reasons for changes in Balance Sheet accounts which had a significant affect on cash flows from operations.  The Company disclosed the following in the Liquidity section of MD&A in the Company’s recently filed third quarter 2009 Form 10-Q:

The decrease in net cash provided by operating activities was primarily due to lower earnings offset by lower inventory and accounts receivable balances at September 30, 2009.  Our lower inventory balance at September 30, 2009 was due to lower production requirements and the reduction of inventory safety stock from our 2008 Sarasota, Florida and Mitcheldean, UK factory closures.  Our lower accounts receivable balance at September 30, 2009 was attributable to the lower sales volume in the current quarter, however our receivable terms and collections rates have remained consistent between the periods presented.

In the future, the Company intends to disclose the significant reasons and underlying drivers affecting cash flows for the period presented.

10.
Additionally, we did not locate any discussion in regard to the change in operating cash flows between 2007 and 2006.  Please ensure to include a comparative discussion of operating cash flows in terms of cash for all years presented to enable readers to have adequate historical perspective.

Response:

The Company will include a discussion of the change in operating cash flows between 2008 and 2007 in its 2009 Form 10-K and future periodic reports as applicable to cover all years presented on the financial statements.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Notes to Condensed Consolidated Financial Statements
Note (4) Share-Based Compensation, page 9

11.
We note that you adopted a “Long Term Cash Incentive Plan” in 2009 and granted awards hereunder.  Please disclose the terms of this plan in your periodic filings, and explain to us and disclose your accounting for awards granted.

Response:

The Company did not disclose the Long Term Cash Incentive Plan in its Form 10-Q filing for the quarter ended June 30, 2009 as the Company did not expect to achieve the goals set forth in the Plan and did not record an accrual for the Plan as a result.  The Company has disclosed both the terms of the Long Term Cash Incentive Plan as well as the accounting for awards granted under the Long Term Cash Incentive Plan in the Form 10-Q for the quarter ended September 30, 2009.  Specifically, the disclosure was included in note 10 to the condensed consolidated financial statements, Employee Benefit Plans.  The disclosure included in the Company’s recently filed third quarter 2009 Form 10-Q was:

In March 2009, the Company adopted the Stoneridge, Inc. Long-Term Cash Incentive Plan (“LTCIP”) and granted awards to certain officers and key employees.  For 2009, the awards under the LTCIP provide recipients with the right to receive cash three years from the date of grant depending on the Company’s actual earnings per share performance for a performance period comprised of 2009, 2010 and 2011 fiscal years.  The Company will record an accrual for an award to be paid in the period earned based on anticipated achievement of the performance goal.  If the participant voluntarily terminates employment or is discharged for cause, as defined in the LTCIP, the award will be forfeited.  In May 2009, the LTCIP was approved by the Company’s shareholders.  The Company has not recorded an accrual for the awards granted under the LTCIP at September 30, 2009 as the achievement of the performance goal is not considered likely at this time.

The Company intends to continue disclosing this type of information in its future periodic filings.

Management’s Discussion and Analysis
Overview, page 24

12.
Please explain to us and disclose the status of your receivables with GM and Chrysler that had been subject to the United States Treasury’s Auto Supplier Program.  In particular, discuss the extent of your collection of these receivables.  Also, discuss the status of receivables with these entities that may not have been subject to this program both prior and subsequent to the exiting of bankruptcy of each entity.

Response:

The Company has not experienced any losses on its accounts receivables as a result of GM and Chrysler filing for bankruptcy.  The Company has disclosed this within the Overview section of MD&A in its Form 10-Q for the quarter ended September 30, 2009.  The disclosure included in the Company’s recently filed third quarter 2009 Form 10-Q was:

In April 2009, we entered into the United State Treasury’s Auto Supplier Program (the “Program”).  Entrance into the Program was retroactive to March 18, 2009.  As part of entrance into the Program, we were required to amend our credit facility, to allow us to sell certain accounts receivables due from General Motors Corporation (“GM”) or Chrysler, LLC (“Chrysler”) to GM Supplier Receivables LLC and Chrysler Receivables SPV LLC, respectively, special purpose entities created by the United States Treasury Department.  The Program guaranteed these receivables, net of a two percent administrative fee imposed on the receivables included in the Program.  As a result of GM and Chrysler exiting bankruptcy, we opted out of the GM Program in June 2009 and the Chrysler Program was terminated upon their exit from bankruptcy.  We have not experienced any losses related to the collection of GM or Chrysler receivables as a result of their bankruptcy filings.  Subsequent to the GM and Chrysler bankruptcies, we have been collecting our GM and Chrysler receivables under normal terms.

13.
Please explain to us and disclose the reason for the material increase in selling, general and administrative expenses as a percentage of sales in the respective current year periods relative to the corresponding comparative periods.

Response:

The increase in selling, general and administrative (“SGA”) expense as a percentage of net sales was caused by the Company’s net sales decreasing at a faster pace than the Company has been able to reduce its SGA costs.  The Company’s net sales decreased by $110.9 million, or 52.0%, from the quarter ended June 30, 2008 to the second quarter of 2009.  The Company disclosed the reason for the increase in the percentage within the Result of Operations, under the caption Selling, General and Administrative Expenses within MD&A in the Form 10-Q for the quarter ended September 30, 2009.  The disclosure included in the Company’s recently filed third quarter 2009 Form 10-Q was:

Our SG&A costs increased as a percent of sales because net sales declined faster than we were able to reduce our SG&A costs.

The Company will address significant factors affecting SGA expense as a percent of net sales in future periodic filings.

14.
We note several instances in which you attribute negative effects on your 2009 results to unfavorable foreign currency exchange rates.  However, you indicate favorable exchange rate effects for 2009 in the analysis of “income (loss) before income taxes” for each of the three (page 27) and six months ended (page 31) 2009, as well as for the six months ended 2009 geographic locations (page 31).  In connection with geographic locations, we note your disclosure of unfavorable exchange rate impacts on European commercial vehicle net sales on a three months ended segment basis (page 25) and net sales on a three month and six moths ended basis by geographic location (page 25 and 29, respectively).  Please clarify for us and disclose the consistency of your disclosures as they relate to exchange rate impacts.

Response:

During the quarter ended June 30, 2009, the United States Dollar (“USD”) generally increased in value or strengthened compared to other foreign currencies, specifically the Swedish Krona and Mexican Peso.  This currency strengthening had a negative affect on the Company’s net sales for the quarter by reducing the amount of net sales recognized in USD when translated from their local currency.  This also reduced the amount of expenses recognized by the Company when translated to USD.  Since the Company was in a net loss before income taxes position at June 30, 2009, the reduction in expenses from the translation to USD was greater than the reduction in net sales, which had a net positive affect on its results.  The Company will provide additional language to explain this scenario in future periodic filings if foreign exchange has a significant affect on the Company’s results of operations.

* * * * *
The Company acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	the Staff comments or changes to disclosure in response to Staff comments on the Form 10-K and Form 10-Q do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at 330-856-2443.

Sincerely,

/s/ George E. Strickler
George E. Strickler
Executive Vice President and
Chief Financial Officer and Treasurer

cc:  Robert M. Loesch, Baker & Hostetler LLP